FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

       Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of November 2002

                           GEMPLUS INTERNATIONAL S.A.
             (Exact name of registrant as specified in its charter)

                           GEMPLUS INTERNATIONAL S.A.
                  (Translation of registrant's name in English)

                                 Aerogolf Center
                                   1 Hohenhof
                              L-2633 Senningerberg
                            Grand Duchy of Luxembourg
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                             Form 20-F  X  Form 40-F
                                       ---           ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                  Yes       No   X
                                       ---      ---

GEMPLUS REPORTS THIRD QUARTER 2002 RESULTS

     o Q3 revenue down 2.0% vs Q2 2002, down 9.1% compared to Q3 2001. After adjusting for currency fluctuations, discontinued operations and acquisitions, Q3 revenue is up 0.9% sequentially, down 0.7% year-on-year.

     o    Gross profit improvement despite permanent pricing pressure.

     o Restructuring benefits on track: operating loss limited to 6.5 million euros for the third quarter.

     o Cash position almost unchanged at 401 million euros due to continued focus on working capital management.

     o Forward visibility remains poor: break even at the operating income level not achievable in Q4 2002.

Luxembourg - October 31, 2002 - Gemplus International S.A. (Paris Euronext:
Euroclear 5768 and Nasdaq: GEMP), the world's leading provider of smart card-enabled solutions, today reported results for the third quarter ended September 30, 2002.


--------------------------- ------------------------- --------------------- ----------------------- --------------------
In EUR millions             Q3 2002                   Q2 2002               Quarter on quarter      Year on year change
                                                                            change
                                                                            Q3 02 / Q2 02           Q3 02 / Q3 01
--------------------------- ------------------------- --------------------- ----------------------- --------------------
Group revenue               205.6                     209.8                 -2.0%                   -9.1%
--------------------------- ------------------------- --------------------- ----------------------- --------------------
After adjusting for currency fluctuations, discontinued operations and      +0.9%                   -0.7%
acquisitions
--------------------------- ------------------------- --------------------- ----------------------- --------------------
Gross profit                60.5                      48.4                  +25.1%                  +15.2%
--------------------------- ------------------------- --------------------- ----------------------- --------------------
Gross margin as a % of      29.4                      23.1                  NM                      NM
revenue
--------------------------- ------------------------- --------------------- ----------------------- --------------------
Operating loss before       -6.5                      -24.2                 NM                      NM
restructuring charge
--------------------------- ------------------------- --------------------- ----------------------- --------------------
Net income                  -38.6                     -123.1                NM                      NM
--------------------------- ------------------------- --------------------- ----------------------- --------------------
Earnings per share (fully   -0.06                     -0.20                 NM                      NM
diluted)
--------------------------- ------------------------- --------------------- ----------------------- --------------------


Commenting on the performance for the third quarter 2002, Alex Mandl, Chief Executive Officer, said: "Gemplus continues to enjoy a strong balance sheet and sees encouraging productivity gains. However, these are not yet at the required level. Although the Company is making progress in the reduction of operating expenses, the improvement in gross margin in the third quarter has been boosted by lower chip prices, which may not continue into the fourth quarter". He added:
"Despite the fact that revenue seems to have stabilized, the environment remains uncertain. As a consequence, an earlier forecast of break-even at the operating income level in the fourth quarter will not be achieved. And, given that reality, a preliminary view of 2003 suggests that it will not be possible to meet market expectations". He concluded : "Furthermore, because our current visibility on 2003 is not yet clear, we are not in a position to provide specific guidance at this point".


Third quarter 2002 financial review

o    Income statement

Highlights

o Revenue up 0.9% sequentially after adjusting for currency fluctuations, discontinued operations and acquisitions.

o    Gross profit improvement despite permanent pricing pressure.

o    Net income affected by non-recurring items.

Group revenue was down 2.0% sequentially. However, the analysis of the third quarter revenue adjusted for currency fluctuations, discontinued operations and acquisitions, shows the following:

     o Revenue was up 0.9% sequentially compared to the previous quarter. For the first time since Q1 2001, the 0.7% year on year decline seems to suggest a certain stabilization in revenue;

     o Business units delivered a contrasted performance: Telecommunications revenue increased 1.9% sequentially, while Financial Services and Security and posted a decline of 1.3%;

     o On a geographical basis, there is evidence of progress in the Americas, where revenue is stable sequentially, despite an 8.6% decrease in the average value of the US dollar against the euro. The EMEA region enjoys healthy growth (up 6.0% sequentially). Revenue generated in Asia, however, is sequentially down, affected by intense competition in China.

Gross margin was up 6.3 percentage points sequentially to 29.4%, mainly driven by Telecom. Pricing pressure remained strong, but was more than offset by lower cost of chips, better sales mix (products and geographies), and, to a lesser extent, by increased volumes and improved productivity.

Operating expenses were down 7.7% sequentially reflecting a seasonal pattern and the restructuring program initiated during the first quarter of 2002. Annualized savings from restructuring and cost cutting initiatives are on track to reach the overall target of 110 million euros. At the end of the third quarter, headcount reduction was 854 vs 615 at the end of Q2 02. This has to be put in the perspective of a targeted reduction of 1,140 in the number of employees and sub-contractors.

As a consequence, Gemplus reported an operating loss before provision for restructuring of 6.5 million euros, compared with a loss of 24.2 million euros for the previous quarter.

Net income for the quarter ended September 30, 2002 is affected by a provision for restructuring (8.3 million euros), foreign exchange losses (3 million euros) and goodwill write-down (15.7 million euros).

     o    Balance sheet and cash flow statement

     Highlights:

     o    Cash marginally down to 401 million euros vs Q2 2002.

     o    Stable working capital requirement.

     o    Capital expenditure contained.

Cash and cash equivalents were marginally down by 11 million euros to 401 million euros at the end of the quarter ended 30 September, 2002. Financial debt is 51 million euros, and corresponds almost entirely to long term capital leases which are related to industrial and office buildings located in Gemenos and to the new R&D center in La Ciotat (France).

The cash outflow of 11 million euros is mainly related to restructuring expenses (7.3 million euros). This was made possible by better operating profitability, continued focus on working capital requirement and limited capital expenditure.

Working capital requirement was stable at the end of the third quarter.

Inventories were up 9.9% compared to the end of the previous quarter. Expressed in number of days of cost of sales, they represented 78 days at the end of the third quarter, compared with 71 days at the end of the previous quarter, and 94 days at the end of the first quarter of 2002.

Trade accounts receivable were up 7.4% compared to the end of the previous quarter. Days of Sales Outstanding (DSO) were 57 days, compared with 53 days at the end of the previous quarter, and 63 days at the end of the first quarter of 2002.

Capital expenditures were 10 million euros for the third quarter of 2002. For fiscal year 2002, they will not exceed 50 million euros. This compares with 103 million euros in 2001.


Segment analysis

     o    Telecom

     Highlights:

     o Strong volume growth in wireless (+5.6% sequentially, +52% year on year), lower sales in other businesses

     o    Improved sales mix in wireless (products and geographies)

     o Beginning of a progressive transition toward higher value added wireless cards

------------------------------ ------------- ----------------- ------------------ ----------------------
In EUR millions                  Q3 2002         Q2 2002          Quarter on          Year on year
                                                                quarter change           change
                                                                 Q3 02 / Q2 02        Q3 02 / Q3 01
------------------------------ ------------- ----------------- ------------------ ----------------------
Revenue                           139.9           141.8              -1.3%                -3.6%
------------------------------ ------------- ----------------- ------------------ ----------------------
After adjusting for currency fluctuations, discontinued              +1.9%                +1.2%
operations and acquisitions
------------------------------ ------------- ----------------- ------------------ ----------------------
Gross profit                       45.1            34.6             +30.4%               +19.7%
------------------------------ ------------- ----------------- ------------------ ----------------------
Gross margin as a % of             32.2            24.4               NM                   NM
revenue
------------------------------ ------------- ----------------- ------------------ ----------------------

The market environment shows contrasted situations: while demand is solid in developing countries, it remains lackluster in developed countries, especially in Western Europe.

Telecom is still experiencing strong price pressure. However, the division is seeing an indication of demand progressively shifting towards higher value added products; but it is still unclear if this trend will continue in 2003.

Shipments of SIM cards in Q3 were up 5.6% sequentially. The SIM cards sales mix improved in Q3.
In particular, the dynamic end-user menu display equipped SIM cards accounted for 16% of Q3 shipments vs 5% in Q2. Americas accounted for 11% of Q3 shipments vs 7% in Q2. Asia is down sequentially from 57% to 48% of shipments

     o    Financial Services and Security

     Highlights:

     o Challenging environment: EMV roll out delays, contraction of the US banking / retail card market

     o    First significant ID contract signed in the beginning of Q4

------------------------------------------ ---------------- ----------- ------------------- ----------------------
In EUR millions                                Q3 2002       Q2 2002        Quarter on          Year on year
                                                                          quarter change        change
                                                                          Q3 02 / Q2 02         Q3 02 / Q3 01
------------------------------------------ ---------------- ----------- ------------------- ----------------------
Revenue                                         65.7           68.0           -3.4%                 -7.5%
------------------------------------------ ---------------- ----------- ------------------- ----------------------
After adjusting for currency fluctuations, discontinued operations            +1.3%                 +4.8%
and acquisitions
----------------------------------------------------------------------- ------------------- ----------------------
Gross profit                                    15.4           13.8           +11.6%               +28.9%
------------------------------------------ ---------------- ----------- ------------------- ----------------------
Gross margin as a % of revenue                  23.4%         20.3%             NM                   NM
------------------------------------------ ---------------- ----------- ------------------- ----------------------

In the third quarter, activity was driven by microprocessor cards. The environment is increasingly challenging, marked by delays to 2003 in the EMV roll-out in Western Europe and by a severe contraction of the US banking / retail smart card market. In Asia, Gemplus is operating in a highly competitive environment.

The GeldKarte program in Germany, after peaking in Q3, will make a lower contribution in Q4 2002.

In the end of October, Gemplus was awarded its first ID contract with the Sultanate of Oman for the National Identification Programme. This contract reinforces Gemplus' position in this important new growth market, where the Company is able to offer not only smart cards but also software and integration services.

Comments from Mr Alex Mandl, Chief Executive Officer

Following an extensive review of Gemplus which included in depth discussions with staff, customers and industry experts, Alex Mandl will present his strategic direction for the Company within weeks. He declared: "2003 will be a year of rebuilding and refocusing. Beyond that, the attractive market opportunities around the world, the Company's solid financial position, its unique technology expertise and its strong customer base, provide a platform which should deliver, in a reasonable timeframe, a successful, growing and profitable business".

                                      Ends

Conference Call:

The company has scheduled a conference call for Thursday, 31 October 2002 starting at 2.30pm Paris time. Callers may participate in the live conference call by dialling:

France: +33 (0) 1 7070 8198
UK: +44 (0) 20 7984 7576

The live conference call will also be available on the IR section of www.gemplus.com.

Replays of the conference call will be available approximately two hours after the conclusion of the live conference call until November 7:+33 (0) 1 7070 8210 or +44 (0) 20 7984 7578. Access Code: 500777

Contacts

Press
Gemplus
Martin Crocker
Mob : 33 (0) 6 85 07 66 41
Email: martin.crocker@gemplus.com

Euro RSCG Corporate
Estelle Griffe
Tel: 33 (0) 1 41 34 48 65
Mob: 33 (0) 6 23 75 09 23
Email: estelle.griffe@eurorscg.fr

Investor Relations
Gemplus
Yves Guillaumot
Tel : 33 (0) 6 88 38 76 24
Email: yves.guillaumot@gemplus.com

Fineo
Anne Guimard
Tel: 33 (0) 1 45 72 20 96
Mob: 33 (0) 6 80 45 71 99
Email: guimard@fineo.com

Some of the statements contained in this release constitute forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed or implied by such forward-looking statements. Actual events or results may differ materially. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this release include, but are not limited to: trends in wireless communication and mobile commerce markets; our ability to develop new technology, and the effects of competing technologies developed and expected intense competition generally in our main markets; profitability of our expansion strategy; challenges to or loss of our intellectual property rights; our ability to establish and maintain strategic relationships in our major businesses; our ability to develop and take advantage of new software and services; and the effect of future acquisitions and investments on our share price. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this release speak only as of this release. We are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results.



About Gemplus

GEMPLUS: the world's number one provider of solutions empowered by Smart Cards
------------------------------------------------------------------------------
Gemplus helps its clients offer an exceptional range of portable, personalized solutions that bring security and convenience to people's lives. These include mobile Internet access, inter-operable banking facilities, e-commerce, and a wealth of other applications.

Gemplus is the only completely dedicated, truly global player in the Smart Card industry, with the largest R&D team, unrivalled experience, and an outstanding track record of technological innovation.

In 2001, Gemplus was the worldwide smart card leader in both revenue and total smart card shipments (source: Gartner-Dataquest, Frost and Sullivan). Gemplus was also awarded Frost and Sullivan's 2002 Market Value Award for its exceptional performance.

Gemplus trades its shares on Euronext Paris S.A. First Market and on the Nasdaq Stock Market as GEMP in the form of ADSs. Its revenue in 2001 was 1.023 Billion Euros. It employs 6721 people in 37 countries throughout the world.

Gemplus: Beyond Smart
www.gemplus.com

(C)2002 Gemplus International S.A. All rights reserved. Gemplus, the Gemplus logo, GemXpresso, and Your Passport to the Digital Age are trademarks and service marks of Gemplus S.A. and are registered in certain countries. All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners.

                            Gemplus International SA


                      Press Release - Financial statements


                For the quarterly period ended September 30, 2002

                            Gemplus International SA
                        Consolidated Statements of Income


Condensed Consolidated Statements of Income
                                                      (in thousands of euros, except share and per share data)
                                        ----------------------------------------------------------------------------

                                               Three months ended                     Nine months ended
                                          September 30,     September 30,     September 30,     September 30,
                                            2002                2001               2002              2001
                                                  (unaudited)                            (unaudited)
                                        ----------------------------------------------------------------------------

Net sales                                   205,612             226,105            591,942           771,987
Cost of sales                               (145,103)           (173,582)          (446,889)         (526,877)

Gross Profit                                60,509              52,523             145,053           245,110

Research and development expenses           (21,698)            (25,605)           (72,200)          (87,914)
Selling and marketing expenses              (24,752)            (35,822)           (85,340)          (128,425)
General and administrative expenses         (20,580)            (28,271)           (65,612)          (80,834)
Litigation expenses                         -                   (18,120)           -                 (18,120)

Operating loss before restructuring         (6,521)             (55,295)           (78,099)          (70,183)

Restructuring expenses                      (8,284)             -                  (70,737)          (28,466)

Operating loss                              (14,805)            (55,295)           (148,836)         (98,649)

Interest income and (expense), net          2,464               6,193              (55,026)          16,266

Other income (expense), net                 (5,590)             69,941             (15,134)          55,306

Loss before taxes and goodwill
amortization                                (17,931)            20,839             (218,996)         (27,077)

Provision for income taxes                  2,300               (7,661)            31,213            7,739

Loss before goodwill amortization           (15,631)            13,178             (187,783)         (19,338)

Goodwill amortization                       (22,953)            (6,592)            (36,331)          (21,028)

--------------------------------------------------------------------------------------------------------------------
Net loss                                    (38,584)            6,586              (224,114)         (40,366)
--------------------------------------------------------------------------------------------------------------------

Net loss per share
Basic                                       (0.06)              0.01               (0.37)            (0.06)
Diluted                                     (0.06)              0.01               (0.37)            (0.06)

Shares used in net loss per share
calculation
Basic                                       606,349,540         642,922,022        606,252,885       641,146,203
Diluted                                     606,349,540         653,512,425        606,252,885       672,014,427


                            Gemplus International SA
                      Condensed Consolidated Balance Sheets


Condensed Consolidated Balance sheets

                                                                              (in thousand of euros)
                                                              --------------------------------------
                                                               September 30,        December 31,
                                                                  2002                 2001
                                                              --------------------------------------
Assets                                                        (unaudited)
Current assets:
Cash and cash equivalents                                       400,766              490,652
Trade accounts receivable, net                                  156,259              188,635
Inventory, net                                                  117,407              139,794
Other current assets                                            101,796              103,733
------------------------------------------------------------------------------------------------------------
Total current assets                                            776,228              922,814
------------------------------------------------------------------------------------------------------------
Non-current assets:
Property, plant and equipment, net                              243,197              268,784
Goodwill, net                                                   87,344               116,580
Other non-current assets                                        191,548              222,514

Total non-current assets                                        522,089              607,878

Total assets                                                    1,298,317            1,530,692

Liabilities

Current liabilities:
Accounts payable                                                96,477               109,661
Accrued liabilities and other                                   162,551              168,905
Current obligations under capital leases                        4,047                3,734

Total current liabilities                                       263,075              282,300

Non-current liabilities:
Long-term obligations under capital leases                      45,968               32,581
Long-term debt, less current portion                            -                    14
Other non-current liabilities                                   23,778               30,859

Total non-current liabilities                                   69,746               63,454

Minority interest                                               15,138               17,176

Shareholders' equity
Ordinary shares no legal par value,
2,000,000,000 shares authorized, 637,859,088
and 641,396,497 shares issued and outstanding
at September 30, 2002 and December
31, 2001, respectively                                          127,489              127,056
Additional paid-in capital                                      1,029,075            1,027,850
Retained earnings                                               (113,581)            125,016
Other comprehensive income                                      1,701                (3,968)
Less, cost of treasury shares                                   (94,326)             (108,192)

Total shareholders' equity                                      950,358              1,167,762

------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                      1,298,317            1,530,692
------------------------------------------------------------------------------------------------------------

                            Gemplus International SA
                 Condensed Consolidated Statements of Cash Flows



Condensed Consolidated Statements of Cash Flows


                                                                               (in thousands of euros)
                                                                         -------------------------------------
                                                                                 Nine months ended
                                                                                    September 30,
                                                                          2002                         2001
                                                                         -------------------------------------
                                                                                    (unaudited)
Cash flows from operating activities:
Net loss                                                                 (224,114)                (40,365)
   Depreciation and amortization                                           93,287                  89,049
   Loss / (Gain) on assets sold                                             3,848                 (70,773)
   Other adjustments to reconcile net income to
    net cash from operating activities                                     36,211                  (7,845)
   Change in inventories                                                   17,888                 (32,939)
   Other changes in operating activities                                   (8,498)                (48,566)
   Restructuring reserve                                                   40,795                  17,269
   Litigation expenses                                                    (18,120)                 18,120
   Management severance expenses                                          (10,629)                 -

--------------------------------------------------------------------------------------------------------------
Net cash used in operating activities                                     (69,332)                (76,050)

Cash flows from investing activities:
   Sale / (Purchase) of activities net of cash
     disposed / (acquired)                                                 -                      117,001
   Purchase of property, plant and equipment                              (31,919)                (94,281)
   Other changes in investing activities                                  (12,585)                (55,147)

--------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                     (44,504)                (32,427)

Cash flows from financing activities:
   Proceeds from sale-leaseback operations                                 15,962                 -
   Other changes in financing activities                                  (11,934)                (14,191)

--------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                         4,028                 (14,191)

Effect of exchange rate changes on cash                                    19,922                 (10,823)
Net increase (decrease) in cash and cash equivalents                     (109,808)               (122,668)
Cash and cash equivalents, beginning of period                            490,652                 636,284

--------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                  400,766                 502,793
--------------------------------------------------------------------------------------------------------------

                            Gemplus International SA
                    Business segment and geography reporting
-------------------------------------------------------------------------


Business Segment reporting

Third Quarter 2002 Compared with Third Quarter 2001

Revenues                                           Three months ended
                                                   September 30,
                                                   ------------------  --------
                                                   2002        2001    % change
                                                   ----        -----   --------
                                                   (millions of euros)
Telecommunications ........................        139.9       145.0    (4%)
Financial services and security ...........        65.7        71.1     (8%)
Disposed operations(*) ....................        -           10.0     (100%)
Total .....................................        205.6       226.1    (9%)
                                                   -----       -----    -----


Gross Margin                                       Three months ended
                                                   September 30,
                                                   ------------------  --------
                                                   2002        2001    % change
                                                   ----        -----   --------
                                                   (millions of euros)
Telecommunications .........................       45.1        37.7     +20%
Financial services and security ............       15.4        11.9     +29%
Disposed operations (*) ....................       -           2.9      (100%)
Total ......................................       60.5        52.5     +15%
                                                   ----        ----     ----

(*) including Skidata and Tag activities which disposals occurred during the third quarter of 2001.

Nine Months 2002 Compared with Nine Months 2001

Revenues                                          Nine months ended
                                                  September 30,
                                                  ------------------  ---------
                                                  2002        2001    % change
                                                  ----        -----   --------
                                                  (millions of euros)
Telecommunications ........................       403.0       525.0      (23%)
Financial services and security ...........       188.9       202.7      (7%)
Disposed operations (*) ...................       -           44.3       (100%)
Total .....................................       591.9       772.0      (23%)
                                                  -----       -----      -----

                            Gemplus International SA
                    Business segment and geography reporting
-------------------------------------------------------------------------

Gross margin                                      Nine months ended
                                                  September 30,
                                                  ------------------  --------
                                                  2002        2001    % change
                                                  ----        -----   --------
                                                  (millions of euros)
Telecommunications ........................       111.6       188.7    (41%)
Financial services and security ...........       33.5        40.4     (17%)
Disposed operations(*) ....................         -         16.0     (100%)
Total .....................................       145.1       245.1    (41%)
                                                  -----       -----     ----

(*) including Skidata and Tag activities which disposals occurred during the third quarter of 2001.


Geographic reporting

Third Quarter 2002 Compared with Third Quarter 2001

                                                  Three months ended
Revenues                                          September 30,
                                                  ------------------  --------
                                                  2002        2001    % change
                                                  ----        -----   --------
                                                  (millions of euros)
Europe, Middle East and Africa ............       110.4       102.8    +7%
Asia ......................................       52.8        52.4     +1%
Americas ..................................       42.4        60.9     (30%)
Disposed operations (*) ...................         -         10.0     (100%)
Total .....................................       205.6       226.1    (9%)
                                                  -----       -----    -----

Nine Months 2002 Compared with Nine Months 2001

Revenues                                          Nine months ended
                                                  September 30,
                                                  ------------------  --------
                                                  2002        2001    % change
                                                  ----        -----   --------
                                                  (millions of euros)
Europe, Middle East and Africa ............       306.3       348.0      (12%)
Asia ......................................       160.2       224.3      (29%)
Americas ..................................       125.4       155.4      (19%)
Disposed operations (*) ...................         -          44.3     (100%)
Total .....................................       591.9       772.0      (23%)


(*) including Skidata and Tag activities which disposals occurred during the third quarter of 2001.

[Slide 1]

                                     Gemplus
                             3rdQuarter 2002 Results
                                 Conference Call

                 Presenters: Alex Mandl-Chief Executive Officer
                             Yves Guillaumot -Chief Financial Officer



October 31, 2002                                                          [LOGO]

[Slide 2]


Disclaimer


Some of the statements contained in this presentation constitute-forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed or implied by such forward-looking statements. Actual events or results may differ materially. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this presentation include, but are not limited to: trends in wireless communication and mobile commerce markets; our ability to develop new technology, and the effects of competing technologies developed and expected intense competition generally in our main markets; profitability of our expansion strategy; challenges to or loss of our intellectual property rights; our ability to establish and maintain strategic relationships in our major businesses; our ability to develop and take advantage of new software and services; and the effect of future acquisitions and investments on our share price. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this presentation speak only as of this presentation. We are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results.

[Slide 3]

Key Messages

o    Q3 revenue down 2.0% sequentially*, down 9.1% year-on-year

o After adjusting for currency fluctuations, discontinued operations and acquisitions, Q3 revenue is up 0.9% sequentially*, down 0.7% year-on-year

o Restructuring benefits on track: operating loss before restructuring expenses limited at 6.5 million euros for the quarter

o Cash position almost unchanged at 401 million euros due to continued focus of working capital management

o    Forward visibility remains poor: Gemplus will need further adjustments

* Sequentially:  comparison Q3 2002 vs Q2 2002

[Slide 4]

[Bar graph omitted depicting: Quarter to quarter revenue in millions of euros for 2001 and 2002. The numbers given are:

     o    Q1 2001 - 276
     o    Q1 2002 - 177
     o    Q2 2001 - 236
     o    Q2 2002 - 210
     o    Q3 2001 - 216
     o    Q3 2001 - 206
     o    Q4 2001 - 251 ]

[Bar graph omitted depicting revenue by business unit in millions of euros from Q1 2001 to Q3 2002. The numbers give are:

---------------------------------------
                 Telecom             FSS
---------------------------------------
Q1 01            213                 62
---------------------------------------
Q2 01            167                 69
---------------------------------------
Q3 01            145                 71
---------------------------------------
Q4 01            157                 94
---------------------------------------
Q1 02            121                 55
---------------------------------------
Q2 02            142                 68
---------------------------------------
Q3 02            140                 66
---------------------------------------
]

o    Q3 02 revenue stabilization (on a year-on-year basis)*

o Contrasted business units performance: Telecom up 1.9% sequentially*, FSS revenue down 1.3% sequentially*

o    Expected seasonality weaker than usual

     * after adjusting for currency fluctuations, discontinued operations and acquisitions
     *    Restated for disposals of Tag & Ski Data

[Slide 5]

[Bar graph omitted depicting: Q3 2002 vs Q2 2002 Revenue (in million euros). Numbers given are:

     o    Q2 02 - 209.8
     o    Volume - 2.7
     o    Price - -14.7
     o    Currency - -8.3
     o    Mix - 12.5
     o    Conso. Impact - 2.4
     o    Q3 02 - 205.6 ]

o    Revenue declined due to price pressure and currency impact

[Slide 6]

[Bar graph omitted depicting: Q3 2002 vs Q2 2002 Gross Profit (in million euros), and Margin (percentage points).

Numbers given for gross profit are:

     o    Q2 02 - 48.4
     o    Volume - 4.4
     o    Price - -14.7
     o    Currency - 1.8
     o    Mix - 6.4
     o    Productivity - 3.5
     o    Chips price - 7.1
     o    Conso. Impact - 1.2
     o    Other - 2.4
     o    Q3 02 - 60.5

Numbers given for margin are:

     o    Volume - 2.1
     o    Price - -7.1
     o    Mix - 3.1
     o    Productivity - 1.7
     o    Chips price - 3.5 ]


o    Strong price pressure limiting Gross Profit improvement

o    Chips cost currently at market price

o Sales mix (product and region) and volume improvement, concentrated on Telecom business unit

[Slide 7]

[Bar Graph omitted depicting operating expenses evolution between Q3 01 and Q3
02. Numbers are given in million euros and then as a percentage of sales. Numbers given are:

     o    Q3 01: 84.8 million euros; 39% of sales
     o    Q4 01: 91.6 million euros; 36% of sales
     o    Q1 02: 83.5 million euros; 47% of sales
     o    Q2 02: 72.6 million euros; 35% of sales
     o    Q3 02: 67.0 million euros; 33% of sales]

o Operating expenses Q3 down 8% sequentially to 67 million euros (down 21% year-on-year)

o    All components of operating expenses contributed

     *    Restated for disposals of Tag & Ski Data

[Slide 8]



                               Restructuring and Cost Cutting Initiatives Update

-------------------------- --------------- ------------------ ------------------ -------------------------------------
In million euros           Provision       Cash Costs         Headcount                   Annualized Savings
                                                              reduction
-------------------------- --------------- ------------------ ------------------ ------------------ ------------------
                                                                                 Initial Target          Update
-------------------------- --------------- ------------------ ------------------ ------------------ ------------------
June 2001
o  Restructuring                 28               22                 567                40              completed
-------------------------- --------------- ------------------ ------------------ ------------------ ------------------
February 2002
o  Restructuring                 71               63                1,140               60                 65
                           --------------- ------------------ ------------------ ------------------ ------------------
o Cost cutting
   Initiative                    -                 -                  -                 40                 45
-------------------------- --------------- ------------------ ------------------ ------------------ ------------------

o Feb. 2002 restructuring plan on track to reach target of 1,140 headcount reduction (achieved: 854 at the end of Q3 02, of which 615 at the end of Q2
     02)

o Annualized savings target: Restructuring and cost cutting initiative projected at 110 million euros

[Slide 9]

[Bar graph omitted depicting Operating Profit* Before Exceptional Items between Q1 01 and Q3 02. Numbers given (in million euros) are:

     o    Q1 01 - 1.5
     o    Q2 01 - -9.3
     o    Q3 01 - -35.2
     o    Q4 01 - -29.3
     o    Q1 02 - -47.4
     o    Q2 02 - -24.2
     o    Q3 02 - -6.5 ]


o Price pressure and rapidly changing environment limiting operating profit improvement

o    Favorable impact of restructuring plan

 *    Restated for disposals of Tag & Ski Data

[Slide 10]

                        Statement of Income: Other Items


-------------------------------------------------------------------------------
million euros              Q3 02       Q2 02      Q3 01      9M 02       9M 01
-------------------------------------------------------------------------------
Operating Profit           (6.5)       (24.2)    (37.2)      (78.1)     (52.1)
-------------------------------------------------------------------------------
   Non recurring exp.      (24.0)     (110.1)     50.2      (153.4)      21.7
-------------------------------------------------------------------------------
   Interest, net            2.5         4.6        6.2        12.0       16.3
-------------------------------------------------------------------------------
   Other income net        (5.6)       (4.3)       1.7       (15.1)     (13.1)
-------------------------------------------------------------------------------
   Income tax               2.3         18.1      (7.7)       31.2        7.7
-------------------------------------------------------------------------------
   Goodwill amort.         (7.3)       (7.2)      (6.6)      (20.6)     (21.0)
-------------------------------------------------------------------------------
Net Income(loss)           (38.6)     (123.1)      6.6      (224.1)     (40.4)
-------------------------------------------------------------------------------

o Non recurring expenses includes: Tag & Ski Data capital gain, restructuring expenses, litigation expenses, management severance expenses, provision to Dr. Lassus loan, goodwill write-off

o    Other income includes 3 million euros foreign exchange losses in Q3 02

[Slide 11]

     Cash Position


[Bar graph omitted depicting cash position between Q4 01 and Q3 02. Numbers given (in million euros) are:

--------------------------------------------------------------------------------
             Working Capital             Cash                        WCR as % of
             Requirements                (in million euros)          revenue
             (in million euros)
--------------------------------------------------------------------------------
Q4 01        153.6                       490.7                       15.3%
--------------------------------------------------------------------------------
Q1 02        134.0                       450.1                       18.9%
--------------------------------------------------------------------------------
Q2 02        112.1                       411.8                       13.4%
--------------------------------------------------------------------------------
Q3 02        116.4                       400.8                       14.1%
--------------------------------------------------------------------------------
]


o    Marginal decline of cash in Q3 vs Q2

o    Stabilized Working Capital Requirement

[Slide 12]

     Balance Sheet Items

o    Strong Cash and Cash Equivalents at 401 million euros

o    Continuous focus on working capital requirement:

     o Day Sales Outstanding (DSOs) at 57 days (compared to 53 days in Q2 02 and 63 in Q1 02)

     o    Inventories at 78 days (compared to 71 in Q2 02 and 94 in Q1 02)

o    Social plan in France: restructuring cash expenses spread over a few months

o    No off-balance financing

o Off-balance liabilities limited to those which are deemed necessary to run normal business operations (chip purchase, operating lease commitments and normal guarantees): 90 million euros

[Slide 13]

                                            Revenue and Gross Profit
                                                by Business Unit

---------------------------- ------------- ------------- -------------- ----------------- ---------------
million euros                Q3 2002       Q2 2002       Q3 20013       Sequential        Growth vs Q3
                                                                        Growth            01
---------------------------- ------------- ------------- -------------- ----------------- ---------------
Telecom
---------------------------- ------------- ------------- -------------- ----------------- ---------------
             Sales              139.9         141.8          145.0            1.3%             3.5%
---------------------------- ------------- ------------- -------------- ----------------- ---------------
      Gross Profit               45.1          34.6          37.7           + 30.4%           +19.6%
---------------------------- ------------- ------------- -------------- ----------------- ---------------
      Gross Margin              32.2%         24.4%          26.0%
---------------------------- -------------------------- -------------- ----------------- ---------------
Financial Services & Security
---------------------------- ------------- ------------- -------------- ----------------- ---------------
             Sales               65.7          68.0          71,1             3.4%             7.6%
---------------------------- ------------- ------------- -------------- ----------------- ---------------
      Gross Profit               15.4          13.8          11.9           + 11.6%           +29.4%
---------------------------- ------------- ------------- -------------- ----------------- ---------------
      Gross Margin              23.4%         20.3%          16.7%
---------------------------- ------------- ------------- -------------- ----------------- ---------------

     o    Stabilizing sales

     o    Gross profit improvement in each business unit

          *    Restated for disposals of Tag & Ski Data

[Slide 14]

Wireless Update

o    Market environment

     o    Contrasted demand:

          o    Solid in developing countries

          o    Lackluster in developed countries

     o    Still substantial price pressure, easing on some products

     o Indication of demand shifting progressively toward higher value added products

o    Gemplus

     o    Q3 shipment up 5.6% sequentially to 38 million units (99 m YTD)

     o Dynamic end-user menu display equipped SIM cards: 16% of Q3 shipments vs5% in Q2

     o    America accounted for 11% of Q3 shipmentsvs7% in FY 2001

[Slide 15]

     Finance Services & Security Update


o    Market environment

     o    EMV* roll-out delays to 2003 in Western Europe

     o    Very slow US banking/retail market due to economic conditions

     o Highly competitive Asian market with entrance of local card manufacturers and severe price pressure

o    Gemplus:

     o    GeldKarte peaking in Q3, should gradually start declining in Q4 02

     o    No replacement for Target will impact Q4

     o    US existing customers have slowed down significantly their deployment

     o Progress in solutions & services through Oman ID contract signed in October

          *    EMV: Eurocard Mastercard Visa

[Slide 16]

     Third Quarter Highlights


o    Environment remains uncertain, despite revenue stabilization

o Improvement in gross margin in Q3: boosted by lower chips price; further gains from chips price will be marginal

o    Encouraging productivity gains, but not yet at the required level

o    Operating expenses: continuous progress

o    Strong balance sheet

o    Environment justifies caution for Q4

[Slide 17]


     What are my Initial Findings?

Strengths:

o    A strong financial position, with adequate cash

o    Attractive market growth opportunities

o    Strong customer base

o    Basis for a profitable card business

o    Card linked software technologies will fuel growth

o    Improving cost structure

Concerns:

o    Business being commoditized, leading to declining ASPs

o    Overcapacity

o    Challenging competitive environment

o    Money losing position

o    Disappointing revenue growth

o    Organizational effectiveness impaired by:

     o    Lack of continuous leadership for

     o    a number of years

     o    Board issues

     o    Challenging market environment

[Slide 18]

     What are the Milestones to Rebuild Gemplus?

                                     Q4 2002
                                  Strategic and
                                financial Review

o    Measures to be taken now to reach reasonable performance level in 2003

o    Determination of what Gemplus should look like longer range (i.e. 2005)

o    Long term growth opportunities

o    Interim milestones

                                      2003
                                   A year of
                                   rebuilding

o    Cost competitive

o    Strengthen customer facing capabilities

o    Strengthen regions

o    Rebuild morale

o    Focus product innovation - launch a number of key initiatives


                                      2004
                                   and beyond

o    Business is:

     o    Attractively profitable

     o    Growing in the low double digit range

     o    A reenergized, effective, organization


     o    A clear leader in its industry

[Slide 19]

Appendix

[Slide 20]

                            Recurring Free Cash Flow


In million euros                      Q1 2001   Q2 2001    Q3 2001   Q4 2001    Q1 2002   Q2 2003    Q3 2002
------------------------------------- --------- ---------- --------- ---------- --------- ---------- ---------
Net Profit                                -7.2      -39.8       6.6      -59.9     -62.5     -123.1     -38.6

Depreciation and Amortization             28.4       36.7      28.2       27.1      25.8       26.6      40.9

Other adj. to reconcile net income         1.5      -25.0     -55.1       -5.1     -15.8      -11.8       0.7
to net cash from op. activ.

Provision for reduction of                 0.0       22.0       0.0        0.0      18.1       39.1       6.3
workforce and exit costs

Provision for litigation expenses          0.0        0.0      18.1        0.0       0.0        0.0       0.0

Provision for management severance         0.0        0.0       0.0       25.7       0.0        0.0       0.0
expenses

Provision for a loan to the former         0.0        0.0       0.0        0.0       0.0       66.9       0.0
Chairman of the Board

Change in Working Capital                -71.6        7.4     -17.3       71.8      39.2      -29.3      -0.5
Requirements
------------------------------------- --------- ---------- --------- ---------- --------- ---------- ---------
Net Cash used in oper. Activities        -48.9        1.4     -19.5       59.5       4.8      -31.5       8.8
excl. non-recurring items
------------------------------------- --------- ---------- --------- ---------- --------- ---------- ---------
Purchase of property, plant and          -40.3      -31.3     -22.7       -8.3     -12.2      -10.1      -9.7
equipment

Other changes in investing                -2.5      -12.8      -5.3       -8.8       5.8       -4.4      -0.1
activities related to the oper.
cycle
------------------------------------- --------- ---------- --------- ---------- --------- ---------- ---------
Recurring free cash flow                 -91.7      -42.7     -47.6       42.5      -1.6      -46.0      -0.9
------------------------------------- --------- ---------- --------- ---------- --------- ---------- ---------
Restructuring expenses                     0.0       -1.6      -7.4       -6.8      -8.5       -6.8      -7.3

Litigation expenses                        0.0        0.0       0.0        0.0     -18.1        0.0       0.0

Management severance expenses              0.0        0.0       0.0        0.0     -10.5       -0.1       0.0
------------------------------------- --------- ---------- --------- ---------- --------- ---------- ---------
Free cash flow                           -91.7      -44.3     -55.0       35.7     -38.8      -53.0      -8.2
------------------------------------- --------- ---------- --------- ---------- --------- ---------- ---------
Acquisitions                             -21.8      -14.1     118.5      -15.9      -1.1      -11.1      -1.7

Net cash provided by financing            -5.1       -1.9      -7.2      -20.5       2.1        0.5       1.5
activities

Effect of exchange rate changes of       -12.8      -14.7      16.6      -11.5      -2.8       25.3      -2.6
cash
------------------------------------- --------- ---------- --------- ---------- --------- ---------- ---------
Net cash flow                           -131.4      -75.0      72.9      -12.1     -40.6      -38.3     -11.0
------------------------------------- --------- ---------- --------- ---------- --------- ---------- ---------
Cash at the beginning of the period      636.3      504.0     429.9      502.8     490.7      450.1     411.8
------------------------------------- --------- ---------- --------- ---------- --------- ---------- ---------
Cash at the end of the period            504.9      429.9     502.8      490.7     450.1      411.8     400.8
------------------------------------- --------- ---------- --------- ---------- --------- ---------- ---------

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  November 1, 2002

                      GEMPLUS INTERNATIONAL S.A.


                      By:  /s/ Stephen Juge
                           -----------------------------------------------------
                           Name: Stephen Juge
                           Title:  Executive Vice President And General Counsel